Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1996                       Page 7

                 NOTES TO CONDENSED FINANCIAL STATEMENTS

1. The condensed financial statements included herein have been prepared by the Registrant, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. These condensed financial statements should be read in conjunction with the financial statements and related notes contained in the Registrant's annual report on Form 10-K for the fiscal year ended December 31, 1995.

     In the opinion of management, the condensed financial statements included herein contain all adjustments (consisting of normal recurring accruals) necessary to present fairly the financial position of the Registrant as of September 30, 1996, and the results of its operations and cash flows for the three- and nine-month periods then ended.

2. The results of operations for the nine-month period ended September, 1996, are not necessarily indicative of the results to be expected during the balance of the year ending December 31, 1996.

3. Net income per share is computed by dividing net income by the weighted average number of shares outstanding during the respective periods. The effect of common stock equivalents was less than 3% dilutive in both 1996 and 1995 and, therefore, the effect on primary earnings per share has not been shown.

4. The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.

5. Certain reclassifications of prior year amounts have been made in the accompanying balance sheets to conform to the current year presentation. In addition, costs associated with the Company's distributed branch computer network totaling $17.0 million for the 1995 nine-month period, and $5.7 million for the 1995 third quarter, were reclassified from selling, general and administrative expenses to costs of services provided in the accompanying statements of income to conform to the 1996 presentation.


Form 10-Q                                           Crawford & Company
Quarter Ended September 30, 1996                    Page  8

PART 1 - FINANCIAL INFORMATION - (Continued)

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Financial Condition

The Company's current assets at September 30, 1996, exceeded current liabilities by $141.5 million, a 1.5% increase from the working capital balance at December 31, 1995. Cash and cash equivalents at September 30, 1996, totaled $53.3 million, an increase of $12.5 million from the balance at the end of 1995. Short-term investments totaled $126,000 at September 30, 1996, decreasing from $5.6 million at December 31, 1995. Cash was generated primarily from operating activities, while the principal uses of cash were for repurchases of common stock, dividends paid to shareholders and acquisitions of property and equipment. At September 30, 1996, the ratio of current assets to current liabilities was 2.3 to 1 compared with 2.5 to 1 at the end of 1995.

During the first quarter of 1996, the Company completed its 1994 share repurchase program and, under that program, has reacquired 1,165,900 shares of its Class A Common Stock and 836,500 shares of its Class B Common Stock at an average cost of $15.76 and $15.65 per share, respectively. Additionally, during March of 1996, the Company announced a second share repurchase program to acquire up to an aggregate of 2,000,000 shares of its Class A or Class B Common Stock through open market purchases. Through September 30, 1996, the Company has reacquired 437,200 shares of its Class A Common Stock and 155,700 shares of its Class B Common Stock at an average cost of $18.13 and $18.57 per share, respectively.

On September 27, 1996, the Company announced the signing of a provisional agreement with Swiss Reinsurance Company of Zurich, Switzerland to merge their existing claims service firms outside the United States. The new entity will be a 60% owned subsidiary of the Company. The transaction is expected to be completed by the end of 1996, pending regulatory approval. The Company will also acquire 100% of Swiss Reinsurance Company's Thomas Howell Group - Americas unit based in the United States for approximately $9.0 million in notes payable. As a result of this proposed transaction the Company intends to evaluate the recoverability of its investment in its international operations during the fourth quarter of 1996, in accordance with Statement of Financial Accounting Standards No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Company maintains credit lines with banks in order to meet the seasonal working capital requirements of its foreign subsidiaries or other financing needs that may arise. Short-term borrowings outstanding as of September 30, 1996, totaled $8.5 million, as compared to $10.2 million at the end of 1995. The Company believes that its current financial resources, together with funds generated from operations and existing and potential long-term borrowing capabilities, will be sufficient to maintain its current operations.

The Company does not engage in any hedging activities to compensate for the effect of exchange rate fluctuations on the operating results of its foreign subsidiaries. Foreign currency denominated debt is maintained primarily to hedge the currency exposure of its net investment in foreign operations.


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1996                       Page  9

Shareholders' investment at September 30, 1996 was $222.0 million, compared with $220.9 million at the end of 1995. Long-term debt totaled $9.4 million at September 30, 1996, or approximately 4.2% of shareholders' investment.

Results of Operations

Revenues for the first nine months of 1996 were $474.1 million, increasing 5.2% from the $450.5 million for the same period in 1995. Third quarter 1996 revenues were $154.9 million, an increase of 2.6% over the $150.9 million for the related 1995 period. Unit volume, measured principally by chargeable hours, increased 3.5% and 1.4% during the first nine months and third quarter of 1996, respectively. These increases were complemented by changes in the mix of services and in the rates charged for those services, the combined effects of which increased revenues by approximately 1.7% in the first nine months of 1996 and 1.2% in the third quarter.

The percentage of revenue derived from each of the Company's principal service categories is shown in the following schedule:

                                        Nine-Month Period   Three-Month Period
                                       Ended September 30   Ended September 30
                                         1996       1995      1996       1995

Domestic Claims Services (including
Risk Management Services)                73.7%      71.7%     74.6%      71.4%

Domestic Disability Management
  Services                               13.9       15.7      13.8       14.9

International Operations                 12.4       12.6      11.6       13.7

                                        100.0%     100.0%    100.0%     100.0%

Domestic revenues from claims services to insurance companies and risk management services to self insured clients totaled $349.2 million for the first nine months of 1996, increasing 8.0% from the $323.3 million reported in 1995. Third quarter 1996 revenues totaled $115.4 million, an increase of 7.2% from related 1995 revenues of $107.7 million. These increases are largely due to an increase in weather-related claims resulting from the severe weather in the United States during the first nine months of 1996, and offset continued weakness in the domestic self-insured corporate market where revenues have declined 5.4% compared to the related prior year-to-date period. Revenues from services provided to an insurance holding company and its subsidiaries continued to decline, from 12% of total revenues in 1995 to nearly 10% in 1996. However, this decline has been offset by services provided to other major insurers and self-insured entities who have outsourced their claims services to the Company.

Total revenues from domestic claims services include $29.0 million produced in the first nine months of 1996 by the Company's catastrophe adjusters, increasing $6.5 million from the first nine months of 1995. This increase reflects the impact of winter storm-related losses and the completion of Hurricane Opal property claims during the 1996 first quarter, and the effects


Form 10-Q                                             Crawford & Company
Quarter Ended September 30, 1996                      Page 10

Results of Operations - (Continued)

of Hurricanes Bertha and Fran in the 1996 third quarter. In the third quarter of 1996, revenues produced by the Company's catastrophe adjusters totaled $11.6 million, as compared to $7.2 million in the 1995 third quarter.

Domestic revenues from disability management services, which serves both the insurance company and self-insured markets, totaled $66.0 million for the first nine months of 1996, a decrease of 6.6% from related 1995 revenues of $70.6 million. For the third quarter these revenues were $21.5 million, decreasing 4.6% from the $22.5 million reported in 1995. These declines reflect the continued strong competition in the self-insured corporate market.

Revenues from the Company's international operations were $58.9 million in the first nine months of 1996, a 4.1% increase over the $56.6 million for the same period in 1995. This increase, largely generated during the 1996 first quarter, is primarily due to the increase in claims volume from the harsh winter experienced in the United Kingdom and the completion of Hurricanes Luis and Marilyn property claims in the Caribbean. Third quarter 1996 revenues totaled $18.0 million, decreasing 13.2% from related 1995 revenues of $20.7 million. This decline is primarily due to the impact of recent legislation affecting the Canadian disability management market and lower claim volume in the United Kingdom.

The Company's most significant expense is the compensation of its employees, including related payroll taxes and fringe benefits. Such expense approximated 64.3% of revenues in the first nine months of 1996, up slightly from 64.0% for the related 1995 period, and 65.3% of revenues in the current quarter as compared to 64.4% of third quarter 1995 revenues. These increases relate primarily to higher incentive compensation expense which is based primarily on growth in earnings.

Expenses other than compensation and related payroll taxes and fringe benefits approximated 24.6% of revenues for the first nine months of 1996, compared to 26.5% of revenues for the same period in 1995, and 23.0% of third quarter 1996 revenues, as compared to 25.1% of related 1995 revenues. As a result of the Company's cost control efforts, such expenses declined 2.3% and 6.2% for the nine-month period and third quarter of 1996, respectively, while revenues increased 5.2% and 2.6%, respectively, over the related 1995 periods.


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1996                       Page 11

Review by Independent Public Accountants.

Arthur Andersen LLP, independent public accountants, has performed a review of the interim financial information contained herein in accordance with established professional standards and procedures for such a review and has issued its report with respect thereto (see page 12).


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1996                       Page 12

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and
Board of Directors of
Crawford & Company:

We have made a review of the accompanying condensed consolidated balance sheet of CRAWFORD & COMPANY (a Georgia corporation) AND SUBSIDIARIES as of September 30, 1996 and the related condensed consolidated statements of income for the three-month and nine-month periods ended September 30, 1996 and 1995 and the related condensed consolidated statements of cash flows for the nine-month periods ended September 30, 1996 and 1995. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of obtaining an understanding of the system for the preparation of interim financial information, applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the financial statements referred to above for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Crawford & Company and subsidiaries as of December 31, 1995, and the related consolidated statements of income, shareholders' investment and cashflows for the year then ended (not presented separately herein), and in our report dated January 30, 1996, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1995 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

                                    /s/Arthur Andersen LLP

Atlanta, Georgia
November 1, 1996


Form 10-Q                                               Crawford & Company
Quarter Ended September 30, 1996                        Page 13

PART II - OTHER INFORMATION

Item 6.     Exhibits and Reports on Form 8-K.

            (a)    Exhibits
                   15.1   Letter from Arthur Andersen LLP
                   27.1   Financial Data Schedule

            (b)    Reports on Form 8-K

                   Registrant filed no reports on Form 8-K during the period covered by this report.


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1996                       Page 14

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                        Crawford & Company
                                           (Registrant)

Date:  November 6, 1996             /s/D. A. Smith
                                    D. A. Smith
                                    Chairman of the Board and
                                    Chief Executive Officer

Date:  November 6, 1996             /s/D. R. Chapman
                                    D. R. Chapman
                                    Executive Vice President - Finance
                                    (Principal Financial Officer)

Date:  November 6, 1996             /s/J. F. Giblin
                                    J. F. Giblin
                                    Vice President and Controller
                                    (Principal Accounting Officer)


Form 10-Q                                              Crawford & Company
Quarter Ended September 30, 1996                       Page 15


                            INDEX TO EXHIBITS

Exhibit No.      Description 	                          Sequential Page No.
   15.1          Letter from Arthur Andersen LLP               16

   27.1          Financial Data Schedule  (for SEC use only)